UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         AMENDMENT No. 1

            Under the Securities Exchange Act of 1934



                         POLYMEDIX, INC.
________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.001 per share
________________________________________________________________
                  (Title of Class of Securities


                            73174C100
                  ____________________________
                         (CUSIP Number)


                    Target Capital Management
                 Attention:  Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                         Not Applicable
________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

INTRODUCTION.

     On January 29, 2009, Target Capital Management (the "Reporting Person") filed a Schedule 13D with the Securities and Exchange Commission (the "Original Schedule 13D") with respect to Target Capital Management's ownership of common shares of PolyMedix, Inc. (the "Issuer"). Target Capital Management is a sole proprietorship formed and owned by Stephen A. Springer.

     In Item 4 of the Original Schedule 13D, Target Capital
Management stated in part:

          "The Reporting Person does not have any
          present plans or proposals which relate to or would result in:...

          (c)  Any change in the present board of
          directors or management of the Issuer,
          including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;"

In light of a lawsuit subsequently threatened by PolyMedix against Mr. Springer, Target Capital Management is reconsidering its previous statement in Item 4(c) of the Original Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

     On March 4, 2009, Stephen A. Springer of Target Capital Management sent an email to Amir Ecker of Act Capital Management, the Issuer's largest shareholder. The email was critical of certain actions by Nicholas Landekic, the President and Chief Executive Officer of PolyMedix, and suggested that shareholders should work together "in presenting to Nick a number of constructive suggestions that will lower our cost of capital and improve the image of PYMX." After Mr. Ecker gave a copy of Mr. Springer's email to Mr. Landekic, also on March 4, 2009, the Issuer's attorney sent a letter to Mr. Springer a week later threatening legal action against Mr. Springer. The Issuer's attorney's March 11, 2009 letter stated: "PolyMedix believes that the contents of your email contain statements that are false, misleading and baseless, and are detrimental to the interests of PolyMedix and its stockholders, for which you may be liable. Please cease and desist from sharing any such contents with any other person, especially third-parties who have any kind of relationship or prospective relationship with PolyMedix." The letter concludes: "Please be advised that PolyMedix is exploring and may pursue any or all available legal remedies."

     Despite repeated requests by Mr. Springer and his attorney to the PolyMedix Board of Directors and its attorney, the Issuer
(1) has refused to state which comments in Mr. Springer's private email PolyMedix believes to have been false, misleading or baseless, and (2) refused to apologize and retract the threatened legal action. Accordingly, Mr. Springer believes that the threat of legal action against him is ongoing.

     Target Capital Management believes that it has a legal right to express its opinion in a private communication with the Issuer's largest shareholder, and has a fiduciary responsibility to conduct ongoing due diligence with other investors, analysts, bankers, clinicians, etc. regarding companies in which Target Capital Management is invested. Target Capital Management believes that it is a violation of outside directors' responsibilities and obligations to permit the Issuer to threaten a large shareholder with legal action for communicating privately with another large shareholder. Mr. Ecker of Act Capital, PolyMedix's largest shareholder, has stated to Mr. Springer that Mr. Ecker agrees with the contents of the March 4, 2009 email which Mr. Springer sent to him. Mr. Ecker has also stated to Mr. Springer that giving the email to Mr. Landekic was a mistake.

     In the interest of resolving this matter, Target Capital
Management and Mr. Springer repeat their request that the Issuer apologize for threatening Mr. Springer with a lawsuit and retract the threatened action in writing.

     At the present time, Target Capital Management has no plans or proposals to change the Board of Directors or management of PolyMedix, it being the Reporting Person's goal to resolve this matter. If PolyMedix does not apologize and retract the threatened lawsuit, Target Capital Management will consider plans and proposals to change the Board of Directors and management of PolyMedix.

                            SIGNATURE

        After reasonable inquiry and to the best of the Reporting
Person's knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


DATED this 12th day of June, 2009.


TARGET CAPITAL MANAGEMENT


By:  s/Stephen A. Springer
       Stephen A. Springer